FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

Gemplus reports strong first quarter 2005 results

First quarter 2005 highlights:

•	Net sales down 2.1% year-on-year, impacted by extraordinarily strong sales in the quarter a year ago.

•	Further improvement in gross margin to 32.1%: up 1.1 percentage points.

•	Operating income more than doubled, to 7.5 million euros.

•	Strong progress in attributable net income[1] , at 7.2 million euros.

Luxembourg, April 25, 2005 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the first quarter ended March 31, 2005.

			Year-on-year
In millions of euros	Q1 2005	Q1 2004	change
Net sales	193.1	197.3	-2.1%
Adjusted for currency fluctuations, disposals and acquisitions			-2.6%
Gross profit	61.9	61.2	+1.1%
Gross margin	32.1%	31.0%	+1.1 ppt
Operating expenses	54.4	57.7	-5.7%
Operating income	7.5	3.5	+111.8%
Operating margin	3.9%	1.8%	+2.1 ppts
Attributable net income	7.2	0.3	NM
Free cash flow excluding non-recurring items[2]	11.9	29.6	-60.0%

Cash and cash equivalents	395.1	384.6	+2.7%

	Per share data (in euros)
Earnings per share (fully diluted)	0.01	0.00	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the first quarter 2005, Alex Mandl, President and Chief Executive Officer, said: “This was another quarter of good progress for Gemplus, highlighted by substantial improvement in net income. The slight decrease in sales, reflecting good underlying performance, is caused by the extraordinarily strong sales we had in the quarter a year ago, and does not, in any way, change the positive view we have for the outlook of the year. Demonstrating our commitment to drive innovation for the benefit of our

[1]	Net income attributable to equity holders of the Company.
[2]	Free cash flow excluding non recurring items is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

customers, we introduced this quarter GemXplore Generations, which is a quantum leap over current SIM technology.”

First quarter 2005 financial review

•	Income statement

First quarter 2005 highlights:

•	Net sales down 2.1% year-on-year, impacted by extraordinarily strong sales in the quarter a year ago.

•	Gross margin up 1.1 percentage points, reflecting a favorable business mix.

•	Operating income more than doubled, to 7.5 million euros.

•	Strong progress in attributable net income, at 7.2 million euros.

Extremely strong sales in the first quarter 2004, which were up 38.8% year-on-year, currency adjusted, led to a slight comparative decrease in sales. Nevertheless, all core businesses saw favorable revenue momentum in the first quarter 2005. This was however mitigated by declines in our mature and peripheral activities.

On a geographical basis, currency adjusted revenue in the Americas rose 2.6% and in EMEA3 by 1.0%, year-on-year, both driven by Wireless. Asia revenue was down 13.6%, currency adjusted, mainly due to China.

Gross margin was up 1.1 percentage points year-on-year, to 32.1%, driven by improvement in product mix, lower chip purchasing prices and volume growth offsetting selling price pressure. The Group also benefited from the results of earlier restructuring and further improvements in the manufacturing cost structure.

Operating expenses4 decreased 5.7% year-on-year, to 54.4 million euros. This decrease was mostly driven by a temporary reduction in research and development expenses and no further goodwill amortization. The decrease was despite the cost of stock options and implementation of the Sarbanes-Oxley Act. Operating expenses represented 28.2% of sales during the first quarter, compared to 29.3% a year ago.

As a result, operating income more than doubled, to 7.5 million euros.

Consequently, attributable net income for the first quarter showed strong improvement to 7.2 million euros.

•	Balance sheet and cash flow statement

First quarter 2005 highlights:

•	Substantial free cash flow before non-recurring items of 11.9 million euros.

•	Continuous strong cash position, at 395.1 million euros.

[3]	Europe, Middle East and Africa
[4]	Includes 1.7 million euros of goodwill amortization and restructuring expenses in the first quarter 2004, and the expensing of stock options from the first quarter 2005.

The Group’s cash position remains strong and is up 6.7 million euros compared to December 31, 2004, despite restructuring outflows of 3.1 million euros.

Segment analysis

•	Telecom

First quarter 2005 highlights:

•	Good underlying performance in wireless: moderate revenue growth reflects extraordinary sales a year ago.

•	Strong improvement in operating profit: +38.5%.

				Adjusted[5]
In millions of euros	Q1 2005	Q1 2004	% change	change (%)
Wireless products & services net sales	132.7	127.1	+4.3%	+3.3%
Wireless gross profit	51.1	48.8	+4.9%
Wireless gross margin	38.6%	38.4%	+0.2 ppt
Prepaid phone cards & scratchcards net sales	11.6	19.5	-40.5%	N/A
Prepaid phone cards & scratchcards gross profit	1.2	0.9	+23.9%
Prepaid phone cards & scratchcards gross margin	9.9%	4.8%	+5.1 ppts
Telecom net sales	144.3	146.6	-1.6%	-2.4%
Telecom gross profit	52.3	49.7	+5.2%
Telecom gross margin	36.3%	33.9%	+2.4 ppts
Telecom operating expenses	35.8	37.8	-5.2%
As a % of sales	24.8%	25.8%	-1.0 ppt
Telecom operating profit	16.5	11.9	+38.5%
Operating margin	11.4%	8.1%	+3.3 ppts

Wireless revenue continues to show favorable momentum. Extraordinarily strong sales in the first quarter 2004, which were up 70.8% year-on-year, currency adjusted, led to a moderate increase in sales this quarter.

Wireless shipments grew 14% year-on-year, to 68.2 million units. Growth was driven by strong sales in EMEA and Latin America, compensating for lower sales in China.

Wireless product mix continued to improve:

•	The share of high-end card shipments more than doubled year-on-year, accounting for 44.3% of the total in the first quarter 2005.

•	In comparison with the fourth quarter 2004, the share of high-end cards decreased slightly, reflecting a usual shift in the regional mix for the first quarter. Nevertheless, the product mix improved sequentially in EMEA and South-East Asia.

[5]	Adjusted for currency fluctuations, disposals & acquisitions

•	3G cards continued to make good progress, already representing close to 10% of total first quarter shipments.

Wireless average selling price (ASP) was down 9.2% year-on-year and 11.0% quarter-on-quarter, both currency adjusted. Substantial mix improvement did not fully offset strong price pressure, year-on-year.

Wireless gross margin was stable year-on-year, due to lower chip purchasing prices and good progress in manufacturing efficiency, offsetting price pressure.

Telecom gross margin improved 2.4 percentage points year-on-year, due to a more favorable business mix.

Operating expenses decreased 5.2% year-on-year. Correspondingly, operating profit rose 38.5% and the operating margin was up 3.3 percentage points, to 11.4%.

•	Financial Services

First quarter 2005 highlights:

•	The EMV[6] deployment continues: roll-out and initiatives in new countries.

In millions of euros	Q1 2005	Q1 2004	% change
Net sales	37.9	40.4	-6.0%
Adjusted for currency fluctuations, disposals & acquisitions			-3.4%
Gross profit	5.8	9.1	-36.4%
Gross margin as a % of sales	15.3%	22.7%	-7.4 ppts
Operating expenses	10.4	11.9	-12.6%
As a % of sales	27.4%	29.5%	-2.1 ppts
Operating profit	-4.6	-2.8	NM
Operating margin as a % of sales	-12.1%	-6.8%	-5.3 ppts

Despite significant EMV growth, revenue was down, due to lower sales in Pay-TV and Metering, and the cannibalization of other payment and conventional cards. Gemplus shipped 12.8 million units of payment microprocessor cards, up 20.0% year-on-year. Payment microprocessor card revenue rose 14.9% year-on-year.

Gross margin was influenced by one-time costs related to reorganization of European manufacturing operations as well as product mix.

[6]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

•	Identity and Security

First quarter 2005 highlights:

•	Continued progress in Enterprise Security projects.

In millions of euros	Q1 2005	Q1 2004	% change
Net sales	10.9	10.3	+5.8%
Adjusted for currency fluctuations, disposals & acquisitions			+5.4%
Gross profit	3.8	2.4	+57.6%
Gross margin as a % of sales	34.6%	23.2%	+11.4 ppts
Operating expenses	8.2	8.0	+2.2%
As a % of sales	74.7%	77.3%	-2.6 ppts
Operating profit	-4.4	-5.6	NM
Operating margin as a % of sales	-40.1%	-54.1%	+14.0 ppts

Revenue was up 5.8% year-on-year, with a strong increase in Enterprise Security projects. In addition, the customer base significantly broadened over the quarter a year ago which was heavily weighted with a single national ID project.

Gemplus’ strategy to focus on selling subsystems based on software components, value-added services and high-end cards led to a significant shift in the sales mix and a large improvement in gross margin.

Outlook

The Group continues to see strong momentum in its core markets. Notwithstanding the apparent slow start in the first quarter, Gemplus expects to increase revenue, excluding acquisitions, by around 10% in 2005, despite continuous selling price pressure.

The Company continues to focus on cost efficiency and is confident of being able to show a very strong improvement of operating income in 2005.

The Group also expects the Financial Services and ID & Security business units to become profitable in 2006.

With all of this, the Group is well on track to realize its mid-term objective of a 10% operating margin in 2007.

Change in accounting policies

Beginning this quarter, foreign exchange gains or losses arising from the Company’s business activities and qualified hedges under IAS 39 are no longer exclusively recorded in cost of sales. Instead, the gains or losses are allocated to the portion of the income statement relating to the underlying currency exposure.

Starting January 1, 2005, the Company adopted IFRS 2 (issued 2004) “Share-based Payment” and IFRS 3 (issued 2004) “Business Combinations”. Please refer to Note 2.4 “Change in accounting policies” of our 2004 Annual Report for further details.

Business Highlights

•	Telecom

Gemplus is supporting operators in overcoming the challenges they face in entering the mobile multimedia age by introducing at this year’s 3GSM World Congress a new extended storage capacity SIM card platform, GemXplore Generations. Since that time, a number of operators have shown great interest in the card, including the French operator, Bouygues Telecom.

This platform, which offers gigabyte storage capacity, flexibility and performance, allows operators to reinforce brand, uniformity of service and subscriber convenience by encouraging new uses for the mobile phone, from Mobile TV, as presented with Nagra and Thales, to storing html web servers, as demonstrated with Orange World.

•	Identity and Security

This quarter saw the involvement of Gemplus in one of the world’s first commercial e-passport deployments: Singapore’s new biometric passport. Gemplus’ contactless e-passport solution, GemBorder, which will be embedded in the passport, will contain biometric information about the passport holder such as fingerprint and facial details. The passport holder can be authenticated against the information on the chip at immigration checkpoints. Gemplus will also supply chip personalization solution and integration service bricks.

In addition, Gemplus delivered over 100,000 GemSCOSTA optical smart cards to the first phase of India’s vehicle registration and drivers’ license program. This program is expected to be the world’s largest of its kind, with a market potential of more than 100 million cards over the next five years.

Earnings calendar

Second quarter 2005 results are scheduled to be reported on July 27, 2005, before the opening of Euronext Paris.

Conference Call:

The company has scheduled a conference call for Monday, 25 April 2005 at 2:00 pm CET (1:00 pm GMT and 8:00 am New-York time). Callers may participate in the live conference call by dialing:

+44 (0) 207 784 1018 or +1 718 354 1171, access code 9245589.

The slide show will be available on the web site at 12:30 CET (11:30 GMT). The webcast will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available approximately 5 hours after the conclusion of the conference call until May 9th, 2005 midnight by dialing:

+44 (0) 207 784 1024 or +1 718 354 11 12, access Code: 9245589.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 5 billion smart cards.

With security at its core, and 2400 patents produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2004 was 865 million euros.

www.gemplus.com

For more information:

Press Gemplus Jane Strachey Tel: +33 (0) 4 42 36 46 61 Mob: +33 (0) 6 79 46 35 93 Email: jane.strachey@gemplus.com	Investor Relations Gemplus Celine Berthier Tel: +41 (0) 22 544 5054 Email: celine.berthier@gemplus.com

Edelman Stephen Benzikie Tel: +44 (0) 207 344 1325 Mob: +44 (0) 774 003 8929 Email: stephen.benzikie@edelman.com	Fineo Tel: +33 (0) 1 56 33 32 31 Email: investors@gemplus.com

©2005 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended March 31, 2005

Gemplus International SA

Consolidated Statements of Income

	(in thousands of euros, except shares and per share amounts)
	Three months ended
	March 31,
	2005	2004
	(unaudited)
Net sales	193,102	197,289
Cost of sales	(131,210)	(136,041)

Gross Profit	61,892	61,248

Research and development expenses	(12,981)	(16,105)
Selling and marketing expenses	(25,707)	(24,230)
General and administrative expenses	(16,101)	(15,662)
Restructuring expenses	438	188
Other operating income (expense), net	(52)	—
Goodwill amortization and impairment	—	(1,903)

Operating income	7,489	3,536

Financial income (expense), net	1,795	1,333
Share of profit (loss) of associates	(824)	(2,767)
Other non-operating income (expense), net	362	286

Income before taxes	8,822	2,388

Income tax expense	(1,704)	(1,475)

NET INCOME	7,118	913

Attributable to:
Equity holders of the Company	7,242	330
Minority interest	(124)	583

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.01	0.00
Diluted	0.01	0.00

Shares used in net income per share calculation:
Basic	607,039,538	606,009,196
Diluted	622,407,315	622,552,102

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

Gemplus International SA

Consolidated Balance Sheets

	(in thousands of euros)
	March 31,	December 31,
	2005	2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	395,098	388,430
Trade accounts receivable, net	141,647	148,512
Inventory, net	108,297	115,610
Derivative financial instruments	8,701	33,387
Other current receivables	65,841	66,160
Total current assets	719,584	752,099

Non-current assets:
Property, plant and equipment, net	145,393	148,916
Goodwill, net	28,837	28,197
Deferred development costs, net	19,931	19,222
Other intangible assets, net	7,767	8,965
Deferred tax assets	6,424	6,264
Investments in associates	12,168	12,864
Available-for-sale financial assets, net	4,873	4,752
Other non-current receivables, net	46,356	43,900
Total non-current assets	271,749	273,080

TOTAL ASSETS	991,333	1,025,179

LIABILITIES
Current liabilities:
Accounts payable	79,029	94,025
Salaries, wages and related items	42,134	55,199
Current portion of provisions and other liabilities	52,077	50,217
Current income tax liabilities	28,907	25,708
Current obligations under finance leases	5,970	6,005
Total current liabilities	208,117	231,154

Non-current liabilities:
Non-current obligations under finance leases	30,460	33,663
Non-current portion of provisions	22,979	25,696
Other non-current liabilities	12,649	13,353
Total non-current liabilities	66,088	72,712

Shareholders’ equity:
Ordinary shares	128,643	128,643
Additional paid-in capital	1,031,558	1,031,558
Employees stock options	5,019	—
Retained earnings	(456,532)	(459,560)
Other comprehensive income	(570)	11,956
Less, cost of treasury shares	(1,985)	(1,985)

Equity attributable to equity holders of the Company	706,133	710,612

Minority interest	10,995	10,701

Total shareholders’ equity	717,128	721,313

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	991,333	1,025,179

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

Gemplus International SA

Consolidated Statements of Cash Flows

	(in thousands of euros)
	Three months ended
	March 31,
	2005	2004
	(unaudited)
Cash flows from operating activities:

Net income	7,118	913
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment	9,326	15,182
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(446)	(571)
Deferred income taxes	(339)	419
(Gain) / loss on sale and disposal of assets	132	510
Share of (profit) loss of associates	824	2,717
Other, net	(937)	(2,389)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	14,084	14,128
Trade accounts payable and related current assets	(15,735)	5,560
Inventories	8,946	(10,129)
Value-added and income taxes	1,354	8,231
Salaries, wages and other	(8,124)	1,069
Restricted cash	—	(21,952)
Restructuring reserve payable	(3,611)	(13,218)

Net cash (used for) from operating activities	12,592	470

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / acquired Other investments	—	(1,692)
Purchase of property, plant and equipment	(4,439)	(3,963)
Purchase of other assets	(197)	(536)
Proceeds from sale of property	—	—
Change in non-trade accounts payable and other	846	(1,086)

Net cash used for investing activities	(3,790)	(7,277)

Cash flows from financing activities:
Proceeds from exercise of share options	—	1,287
Proceeds from sales-leaseback operations	—	957
Principal payments on obligations under finance leases	(1,472)	(1,458)
Increase (decrease) in bank overdrafts	(1,555)	(98)
Changes in non-trade accounts payables on financing activities	779	—

Net cash (used for) from financing activities	(2,248)	688

Effect of exchange rate changes on cash	114	6
Net increase (decrease) in cash and cash equivalents	6,554	(6,119)
Cash and cash equivalents, beginning of the period	388,430	390,684

Cash and cash equivalents, end of the period	395,098	384,571

Gemplus International SA

1)	Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2)	Segment information

First Quarter 2005 compared with First Quarter 2004

2.1)	Operating Segments

	(in millions of euros)
					% change
	March 31,		March 31,		currency
Net sales	2005		2004	% change	adjusted
Telecommunications	144.3		146.6	-2%	-2%
Financial Services	37.9		40.4	-6%	-3%
Identity and Security	10.9		10.3	6%	5%

Total	193.1		197.3	-2%	-3%

	(in millions of euros)
	March 31,	(% of net	March 31,	(% of net
Gross profit	2005	sales)	2004	sales)	% change
Telecommunications	52.3	36.3%	49.7	33.9%	5%
Financial Services	5.8	15.3%	9.1	22.7%	-36%
Identity and Security	3.8	34.6%	2.4	23.2%	58%

Total	61.9	32.1%	61.2	31.0%	1%

	(in millions of euros)
	March 31,	(% of net	March 31,	(% of net
Operating expenses	2005	sales)	2004	sales)	% change
Telecommunications	(35.8)	24.8%	(37.8)	25.8%	-5%
Financial Services	(10.4)	27.4%	(11.9)	29.5%	-13%
Identity and Security	(8.2)	74.7%	(8.0)	77.3%	2%

Total	(54.4)	28.2%	(57.7)	29.2%	-6%

	(in millions of euros)
					Change in
	March 31,		March 31,		Operating
Operating income (loss)	2005		2004		income (loss)
Telecommunications	16.5		11.9		4.6
Financial Services	(4.6)		(2.8)		(1.8)
Identity and Security	(4.4)		(5.6)		1.2

Total	7.5		3.5		4.0

2.2)	Geographical Segments

	(in millions of euros)
				% change
	March 31,	March 31,		currency
Net sales	2005	2004	% change	adjusted
Europe, Middle East and Africa	99.3	96.4	3%	1%
Asia	46.4	53.1	-13%	-14%
Americas	47.4	47.8	-1%	3%

Total	193.1	197.3	-2%	-3%

Gemplus International SA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 25 April, 2005
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer